UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXETER RESOURCE CORPORATION

Full Name of Registrant

 Former Name if Applicable

999 West Hastings Street, Suite 1660

 Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 2W2

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant continues to finalize its Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”). The Registrant has a small team of technical professionals.  In connection with preparing the technical disclosure in the Annual Report, one of the Registrant’s technical professionals had to take a sudden leave of absence and was unable to review the Annual Report on a timely basis, making it difficult to have the Annual Report filed in a timely basis. The Registrant is working diligently to finalize the Annual Report and anticipates filing within the extended filing period, pursuant to Rule 12b-25. The delay could not have been avoided without unreasonable effort and expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason Brenkert	303	352-1133
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

Forward-Looking Statements
This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the Registrant’s timing of filing its Annual Report on Form 20-F. These forward-looking statements are based upon the Registrant’s current expectations. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the financial statements, additional delays with respect to completing the financial statements, and other risks detailed in the Registrant’s filings with the Commission, and investors should not place undue reliance on any forward-looking statements. In addition, any forward-looking statement speaks only as of the date on which it is made, and the Registrant undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

EXETER RESOURCE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2015	By	/s/ Cecil Bond
Chief Financial Officer